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                              SECOND SUPPLEMENT TO

                           OFFER TO PURCHASE FOR CASH

                     ALL OUTSTANDING SHARES OF COMMON STOCK

                                       OF

                          CLASSIC VACATION GROUP, INC.

                                       BY

                          CVG ACQUISITION CORPORATION

                          A WHOLLY-OWNED SUBSIDIARY OF

                               CVG INVESTMENT LLC

                           WHICH IS MAJORITY-OWNED BY

                          THREE CITIES FUND III, L.P.

                                      FOR

                              $0.15 NET PER SHARE

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON
            MONDAY, DECEMBER 31, 2001, UNLESS THE OFFER IS EXTENDED.

TO THE HOLDERS OF SHARES OF COMMON STOCK OF CLASSIC VACATION GROUP, INC.:

     This Second Supplement to the Offer to Purchase dated November 13, 2001, as previously supplemented and amended (the "Offer to Purchase"), of CVG Acquisition Corporation (the "Purchaser") relating to its offer (the "Offer") to purchase shares of Classic Vacation Group, Inc. is being sent to shareholders of the Company to highlight or clarify information contained in the Offer to Purchase.

1. DIFFERENCE BETWEEN TENDER OFFER PRICE AND TRADING PRICE OF SHARES.

     As described in the Offer to Purchase, on October 16, 2001, the last full day of trading before the day on which the intention of CVG Investment LLC (the Purchaser's parent) to make the offer was publicly announced, the last sale price of shares of the Company's common stock ("Shares") reported on the American Stock Exchange was $0.66. On the following day, after the Offer and CVGI's willingness to purchase up to $24.25 million of debt securities from the Company have announced, the last reported sale price of the Shares was $0.13. Since that date, through November 30, 2001, the price of the Shares has ranged from $0.12 to $0.33. On November 30, 2001, the high, low and last reported sale prices for the Shares were $0.13, $0.12 and $0.12, respectively.

     The $0.15 per share which the Purchaser is offering to pay is only approximately 23% of the last reported sale price on October 16. Information about prices at which the Shares traded between January 1, 1999 and November 9, 2001 appears in the Offer to Purchase under the caption "Price Range of Shares."
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2. INTENTIONS REGARDING THE MERGER.

     As the Offer to Purchase says, if at least 50% of the Shares that were outstanding and not owned by the Purchaser, CVGI or its affiliates or members immediately before the Offer commenced are properly tendered and not withdrawn and the Purchaser accepts the Shares that are tendered in response to the Offer, subject to some conditions, CVGI will be required to cause the Purchaser to be merged into the Company. CVGI may cause the Merger to take place even if fewer than that number of Shares are properly tendered and not withdrawn. CVGI does not know whether, if less than 50% of the outstanding Shares which are not owned by the Purchaser, CVGI or its affiliates or members are tendered, CVGI will cause the Merger to take place. It will make that determination when it knows the number of Shares which are tendered.

3. TAX INFORMATION.

     The Section of the Offer to Purchase captioned "Certain Federal Income Tax Consequences" describes various expected Federal income tax consequences of the Offer. Shareholders of the Company may rely on that discussion as a general description of applicable Federal income tax law. However, particular shareholders may be subject to tax provisions which are not described in the Offer to Purchase (including state, local or foreign taxes), or may be affected by individual tax considerations. Therefore, holders are urged to consult their own tax advisors as to the particular tax consequences to them of the sale of their Shares.

4. DELAY IN PAYMENT TO COMPLY WITH LAW.

     The Offer to Purchase states that, subject to the conditions to the Offer, the Purchaser will purchase and will promptly pay for all Shares which are validly tendered and not properly withdrawn prior to the Expiration Time. However, it says that the Purchaser expressly reserves the right, in its sole discretion, to delay acceptance for payment of, or, subject to applicable SEC rules, payment for, Shares in order to comply in whole or in part with any applicable law. Under SEC rules, the only purpose for which the Purchaser may delay payment in order to comply with applicable law will be if the Purchaser is required to wait for required governmental regulatory approvals. The Purchaser does not know of any governmental regulatory approvals which are required.

5. WAIVER OF CONDITIONS.

     The Offer to Purchase describes a number of conditions under which the Purchaser will not be required to purchase Shares that are tendered in response to the Offer. It states that the conditions may be waived by the Purchaser, in whole or in part. If any of the conditions (other than those involving receipt of necessary government approvals) is not satisfied and the Purchaser decides to waive it, the Purchaser will waive the condition before the Offer expires. At the date of this Second Supplement to Offer to Purchase, the Purchaser does not know of any condition which has not been fulfilled or which is unlikely to be fulfilled. Further, at the date of this Second Supplement to Offer to Purchase, the Purchaser and the Company were discussing the possibility of the Purchaser's removing some of the conditions to the Offer.

December 1, 2001

                                          CVG ACQUISITION CORPORATION